UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

180 LIFE SCIENCES CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68236V104

(CUSIP Number)

Sir Marc Feldmann, Ph.D.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, California 94306

(650) 507-0669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person Sir Marc Feldmann, Ph.D.
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization UK and Australian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,834,930 shares[1]
	8.	Shared Voting Power -0- shares
	9.	Sole Dispositive Power 2,834,930 shares[1]
	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,834,930 shares[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person IN

(1)	Includes options to purchase 25,000 shares of common stock at an exercise price of $3.95 per share, which are fully vested and expire if unexercised on December 8, 2031 (the “Options”).

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This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2020, by Sir Marc Feldmann, Ph.D. (the “Amendment”, and the Schedule 13D, as amended to date, the “Schedule 13D”).

As used in this Amendment:

●	“Common Stock” means the common stock of the Issuer;

●	“Issuer” means 180 Life Sciences Corp.; and

●	“Reporting Person” means Sir Marc Feldmann, Ph.D.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of 180 Life Sciences Corp., a Delaware corporation, formerly KBL Merger Corp. IV (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California 94306.

Item 2. Identity and Background

(a) This Statement is being filed by Sir Marc Feldmann, FRS, Ph.D., the “Reporting Person”.

(b) Sir Feldmann’s business address is 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California 94306. Nearly all the work will be performed while in the UK, working from home.

(c) Sir Feldmann’s business occupation is the Co-Executive Chairman of the Board of the Issuer. He is also on Board of and Chair of other companies.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sir Feldmann is a citizen of the United Kingdom and Australia.

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Item 3. Source and Amount of Funds or Other Consideration

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

On April 7, 2021, the Issuer issued the Reporting Person 20,910 shares of common stock valued at $6.14 per share, in consideration for compensation due as a member of the Board of Directors of the Issuer. The shares were issued pursuant to the Issuer’s 2020 Omnibus Incentive Plan (the “Plan”).

On September 30, 2021, the Issuer entered into a Debt Conversion Agreement with the Reporting Person, pursuant to which the parties agreed to convert an aggregate of $819,818 owed by the Issuer to the Reporting Person, for advances previously made to the Issuer’s subsidiaries, into an aggregate of 136,636 shares of common stock of the Issuer. The agreed upon conversion price of the conversion of the debt described above was the greater of the closing consolidated bid price or the market price on the date the conversion agreement was entered into, and $6.00 per share, provided that because $6.00 was above the closing consolidated bid price and the market price, the conversion price was fixed at $6.00 per share.

On December 8, 2021, the Board of Directors of the Issuer granted the Reporting Person non-qualified stock options to purchase 25,000 shares of common stock each, vesting immediately on the date of grant, granted pursuant to the Plan, with a term of 10 years, and an exercise price equal to $3.95 per share, the closing sales price of the Issuer’s common stock on the date of grant.

Also on December 8, 2021, the Issuer agreed to issue the Reporting Person an aggregate of 5,536 shares of common stock in consideration for a net of $21,870 of compensation owed to the Reporting Person after deducting for taxes for services rendered to the Issuer as a member of the Board of Directors. Such shares were issued pursuant to the Plan and valued at $3.95 per share, the closing sales price on the date of grant.

On December 9, 2021, the Reporting Person purchased 50,000 shares of common stock in open market purchases, between $4.05 and $4.10 per share, and with a weighted average price of $4.07 per share.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on December 10, 2021, the Reporting Person beneficially owned in aggregate 2,834,930 shares of Common Stock (including shares underlying the Options) representing 8.4% of the 34,021,992 (reflecting the issuance of 5,536 shares which have not been issued yet) shares of the Company’s issued and outstanding Common Stock on such date as confirmed by the Issuer’s transfer agent.

(b) Sir Feldmann has the sole power to vote and to dispose of the 2,834,930 shares of Common Stock which he beneficially owns (including the 25,000 shares of common stock issuable upon exercise of the Options).

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) N/A.

CUSIP No. 68236V104	Schedule 13D	Page 5 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

In February 2021, each of the directors and executive officers of the Issuer, including the Reporting Person, entered into a lock-up agreement with the Issuer in connection with a February 2021 offering. Under the Lock-Up Agreements, from the date of the lock-up agreements until the earlier of (x) sixty (60) days after the effective date of a registration statement filed to register the securities sold in the offering, which effective date was July 27, 2021, and (y) November 6, 2021, the directors and executive officers agreed to not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the director or executive officer), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to, any shares of common stock or securities convertible, exchangeable or exercisable into, shares of common stock, subject to limited exceptions.

In August 2021, each of the directors and executive officers of the Issuer, including the Reporting Person, entered into a lock-up agreement with the Company in connection with an August 2021 offering. Under the Lock-Up Agreements, from the date of the lock-up agreements until the earlier of (x) sixty (60) days after the effective date of a registration statement filed in connection with the offering (which effective date was September 9, 2021) and (y) May 5, 2022, the directors and executive officers agreed not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the director or executive officer), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to, any shares of common stock or securities convertible, exchangeable or exercisable into, shares of common stock, subject to limited exceptions.

The description of the Debt Conversion Agreement described in Item 3 above is incorporated by reference into this Item 6 in its entirety.

The Company plans to enter into an option agreement with the Reporting Person to evidence the options granted in December 2021.

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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

A	Lock-Up Agreement, dated December 19, 2019(1)
B	Form of Lock-Up Agreement (February 2021 Offering)(2)
C	Form of Lock-Up Agreement (August 2021 Offering)(3)
D	Debt Conversion Agreement dated September 30, 2021, by and between 180 Life Sciences Corp. and Dr. Lawrence Steinman and Sir Marc Feldmann(4)
E	Form of Stock Option Agreement 180 Life Sciences Corp. 2020 Omnibus Incentive Plan(5)

(1)	Filed as Exhibit A to the Schedule 13D filed by the Reporting Person on November 18, 2020, and incorporated herein by reference.
(2)	Filed as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on February 24, 2021 (File No. 001-38105) and incorporated herein by reference.
(3)	Filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on August 24, 2021 (File No. 001-38105) and incorporated herein by reference.
(4)	Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 25, 2021 (File No. 001-38105) and incorporated herein by reference.
(5)	Filed as Exhibit 4.2 to the Issuer’s Registration on Form S-8, filed with the Securities and Exchange Commission on September 30, 2021 (File No. 333-259918) and incorporated herein by reference.

CUSIP No. 68236V104	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2021

/s/ Sir Marc Feldmann, Ph.D.
Sir Marc Feldmann, Ph.D.